UNITED STATES OF AMERICA
BEFORE THE SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

In the Matter of:
MARSHALL FUNDS, INC., with respect to its existing and future portfolio series, and
M&I SPECIAL INSTITUTIONAL FUNDS, INC. with respect to its existing and future portfolio series
MARSHALL & ILSLEY TRUST COMPANY N.A.
M&I INVESTMENT MANAGEMENT CORP.
File No. 812-13668

FIRST AMENDED AND RESTATED APPLICATION PURSUANT TO SECTIONS 6(c), 17(b) AND 17(d) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, AND RULE 17d-1 THEREUNDER FOR AN ORDER OF EXEMPTION FROM SECTIONS 17(a), 17(d) and 17(e) OF THE INVESTMENT COMPANY ACT, AS AMENDED, AND RULE 17d-1 THEREUNDER.

Please direct all communications, Notice and Order to:

Angela L. Pingel, Secretary
Marshall Funds, Inc.
M&I Special Institutional Funds, Inc.
111 East Kilbourn Avenue, Suite 200
Milwaukee, Wisconsin  53202

and

Maureen A. Miller, Esq.
Vedder Price P.C.
222 North LaSalle Street
Chicago, IL  60601

This First Amended and Restated Application contains 22 pages.

I.  INTRODUCTION

Marshall Funds, Inc. (the “Marshall Funds”), M&I Special Institutional Funds, Inc. (the “M&I Funds”), Marshall & Ilsley Trust Company N.A. (“M&I Trust”) and M&I Investment Management Corp. (the “Adviser”) (the Marshall Funds, the M&I Funds, M&I Trust and the Adviser are collectively, the “Applicants”) hereby apply, to the extent necessary, for an order of the Securities and Exchange Commission (the “Commission”) pursuant to:

(a)           Section 17(d) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 thereunder, to permit the Marshall Funds1 and its existing and future portfolio series and all

1 The Marshall Funds previously obtained an order from the Commission permitting the Marshall Funds to pay M&I Trust and M&I Trust to accept fees for acting as securities lending agent based on a share of the revenue generated from securities lending
(cont'd)

other investment companies and series thereof for which the Adviser, or any entity controlling, controlled by, or under common control with the Adviser, may serve as adviser or sub-adviser in the future (each, an “Affiliated Lending Fund” and collectively, the “Affiliated Lending Funds”), any other registered investment companies or series thereof, other than the Affiliated Lending Funds (each, an “Other Lending Fund” and collectively, the “Other Lending Funds”) (the Other Lending Funds and the Affiliated Lending Funds are herein referred to as a “Lending Fund” and collectively as the “Lending Funds”) that may participate from time to time as a lender in the securities lending program (the “Program”) administered by M&I Trust or any entity controlling, controlled by, or under common control (as defined in Section 2(a)(9) of the 1940 Act) with M&I Trust (each such entity, including M&I Trust, is referred to herein as an “M&I Entity,” and all such entities, the “M&I Entities”) that acts as lending agent with respect to the Program (the “Lending Agent”), as more fully described below, to pay, and Lending Agent to accept, fees based on a share of the revenue generated from securities lending transactions undertaken pursuant to the Program;

(b)           Sections 6(c) and 17(b) of the 1940 Act to permit the Lending Funds to purchase and redeem from the money market portfolio series of the M&I Funds (the “Investment Funds”), and the Investment Funds to sell to and to redeem from the Lending Funds, shares of common stock (“Shares”) in connection with the investment of cash collateral derived from loaned securities (“Cash Collateral”), and in accordance with Section 17(d) of the 1940 Act and Rule 17d-1 thereunder permitting the Lending Agent and the Lending Funds to effect certain transactions incident to such investments in Shares of the Investment Funds, as proposed in this Application; and

(c)           Sections 6(c) and 17(b) of the 1940 Act to exempt an M&I Entity from the provisions of Sections 17(a)(1), 17(a)(2) and 17(e) of the 1940 Act to permit any M&I Entity to engage in principal transactions with the Other Lending Funds, irrespective of any affiliation that may arise solely because of an investment by the Other Lending Funds in Shares of any Investment Fund and to permit any M&I Entity to receive fees or commissions from the Other Lending Funds for acting as broker or agent in connection with the purchase or sale of securities for the Other Lending Funds, irrespective of any affiliation that may arise solely because of an investment by the Other Lending Funds in Shares of any Investment Fund.

All existing Affiliated Lending Funds that currently intend to rely on the relief requested in this Application have been named herein.  Any other existing or future entity may rely on this order only in accordance with the terms and conditions in this Application.

II.  THE APPLICANTS AND RELATED PARTIES

A.           Marshall Funds, Inc.

The Marshall Funds is an open-end, management investment company established as a Wisconsin corporation under the Articles of Incorporation on July 31, 1992.  The Articles of Incorporation permit the Marshall Funds to offer separate series of shares representing interests in separate portfolios of securities.  The shares in any portfolio may be offered in separate classes.  The Marshall Funds currently consists of eighteen series:  Marshall Government Money Market Fund, Marshall Tax-Free Money Market Fund, Marshall Prime Money Market Fund, Marshall Ultra Short Tax-Free Fund, Marshall Short-Term Income Fund, Marshall Short-Intermediate Bond Fund, Marshall Intermediate Tax-Free Fund, Marshall

(cont'd)
transactions.  Marshall Funds, Inc. et al. (812-11734), Investment Company Act Release No. 24458 (May 18, 2000) (order) and Investment Company Act Release No. 24404 (April 25, 2000) (notice).

Government Income Fund, Marshall Corporate Income Fund, Marshall Aggregate Bond Fund, Marshall Core Plus Bond Fund, Marshall Large-Cap Value Fund, Marshall Large-Cap Growth Fund, Marshall Mid-Cap Value Fund, Marshall Mid-Cap Growth Fund, Marshall Small-Cap Growth Fund, Marshall International Stock Fund and Marshall Emerging Markets Equity Fund.  The Marshall Funds is registered under the 1940 Act and the shares of each series are registered under the Securities Act of 1933 and will continue to be so registered to the extent required by applicable law.  Certain series of the Marshall Funds are affiliated Lending Funds.

B.           M&I Special Institutional Funds, Inc.

The M&I Funds is an open-end, management investment company established as a Wisconsin corporation under the Articles of Incorporation on August 13, 2008.  The Articles of Incorporation permit the M&I Funds to offer separate series of shares representing interests in separate portfolios of securities.  The shares in any portfolio may be offered in separate classes.  The M&I Funds currently consists of one Investment Fund:  M&I Special Purpose Prime Money Market Fund I (the “Money Market Investment Fund”).  M&I Funds is registered under the 1940 Act.  Any Investment Fund will hold itself out as a money market fund and will comply with the requirements of Rule 2a-7 under the 1940 Act.

Shares of the Investment Funds are offered exclusively to Lending Funds.  Shares are sold on a private placement basis in accordance with Regulation D under the Securities Act of 1933, as amended.  Shares are sold directly by M&I Funds without a distributor.  Shares are not subject to a sales load, redemption fee or asset-based sales charge or service fee2 and assets of the M&I Funds are not subject to any Rule 12b-1 fee.

An Investment Fund is designed to operate as a low expense investment vehicle for Cash Collateral.  The Adviser serves as the investment adviser and M&I Trust serves as the custodian and administrator of the M&I Funds.

C.           Marshall & Ilsley Trust Company N.A.

M&I Trust is a wholly-owned subsidiary of Marshall & Ilsley Corporation (“M&I Corp.”), a registered bank holding company headquartered in Milwaukee, Wisconsin, and is the custodian for most of the Affiliated Lending Funds.3  M&I Trust also, acting as Lending Agent, currently administers the Program.

D.           M&I Investment Management Corp.

The Adviser is a registered investment adviser and a wholly-owned subsidiary of M&I Corp.  The Adviser serves as the investment adviser to the Marshall Funds and the M&I Funds.  As of December 31, 2009, the Adviser had approximately $33 billion in assets under management and has managed investments for individuals and institutions since 1973.

2 For purposes of this Application, “service fee” is as defined in Rule 2830(b)(9) of the NASD Conduct Rules of the Financial Industry Regulatory Authority, Inc. (“FINRA”).

3 M&I Trust does not act as custodian for the following Affiliated Lending Funds:  Marshall International Stock Fund and Marshall Emerging Markets Equity Fund.

III.  THE SECURITIES LENDING PROGRAM

M&I Trust has administered the Program since 1992.  As of December 31, 2009, there are 57 participants in the Program with more than $15 billion in lendable assets and approximately $8 billion on loan.  Participants include mutual funds, pension plans, charities, foundations and endowments, not for profit organizations, corporations, insurance companies and Taft Hartley Plans.

Under the Program, the Lending Agent enters into an agreement (a “Lending Agreement”) with each participant, including any Lending Fund, whereby the Lending Fund (a) appoints the Lending Agent to serve as its agent to lend its portfolio securities and (b) authorizes the Lending Agent to enter into a master borrowing agreement (a “Borrowing Agreement”) with each person designated by the Lending Fund as eligible to borrow some or all of such securities (each, a “Borrower”).  All securities lent under a Borrowing Agreement are exchanged for cash or other types of collateral from the Borrower.  The Lending Agreement and the Borrowing Agreement also establish the initial and on-going collateralization requirements, the types of collateral that may be accepted and the manner in which the Lending Fund commits to return the collateral.  Each loan is terminable at any time by the Borrower or the Lending Fund.

The Lending Agent maintains a list of Borrowers that the Lending Agent believes to be creditworthy and that are eligible to participate in the Program, which may be modified from time to time by the Lending Agent.  The Lending Agent also has the discretion to refuse to lend securities to any Borrower on the list.  Each Lending Fund may provide the Lending Agent with guidelines with respect to the maximum dollar amount or percentage of assets that may be subject to loans.  The duties to be performed by a Lending Agent with respect to any Lending Fund will not exceed the parameters set forth in Norwest Bank, Minnesota, N.A., SEC No-Action Letter (pub. avail. May 25, 1995) (hereinafter “Norwest Bank”).  The Applicants are not requesting, and the Commission is not passing on, any relief from Sections 15, 17(d) or 17(e) of the 1940 Act with respect to any duties of the Lending Agent that are not enumerated in Norwest Bank.

During the term of each loan, the Lending Fund receives the economic entitlements of an owner of the securities that are the subject of a loan.  For example, the Borrower agrees to pay or deliver to the Lending Fund the amount of all dividends and distributions payable with respect to the loaned securities during the term of the loan.  Moreover, the Lending Fund has the power to terminate a loan at any time and to recall loaned portfolio securities in time to exercise voting rights or receive dividend payments to the extent required in the exercise of the Lending Fund’s duties.  The Lending Agent monitors corporate actions with respect to securities loaned by each Lending Fund and reallocates or terminates loans at the direction of the Lending Fund as necessary so as to enable the Lending Fund to vote those securities.

Each Borrowing Agreement provides that, within three (3) trading days (or such other time period as is the customary settlement period for the loaned securities) of the Lending Fund giving notice of the termination of any loan, the Borrower is required to transfer the loaned securities (or certificates for identical securities) to the Lending Fund’s custodian, and pay to such custodian the amount of all dividends and distributions that would have been payable to the Lending Fund on or with respect to such securities if they had not been loaned, to the extent not previously paid.

The amount and type of collateral delivered by a Borrower varies according to the type of securities loaned.  The Lending Agent, however, is authorized in all instances to accept cash as collateral for the loan, and it also may, upon the consent of a Lending Fund, accept other types of collateral, such as U.S. government securities, irrevocable letters of credit or other instruments as may be permitted by the staff of the Commission from time to time.  The value of the collateral required at the initiation of each loan ranges between 102% and 105% of the value of the securities loaned.  To the extent that the value of the cash collateral is less than the applicable percentage of the value of the loaned securities on any business day, a Borrower is obligated to deliver on the following business day additional collateral to the Bank as the Lending Fund’s custodian.  Should a Borrower fail to transfer such additional collateral, the Lending Agent may terminate the loan and either require a Borrower to return the loaned securities or institute other remedies against a Borrower designed to compensate the Lending Fund for the value of the loaned securities, together with any other liabilities incurred by the Lending Fund in connection with such Borrower’s failure.  Upon termination of the loan, the Lending Fund is responsible for returning to a Borrower the principal amount of the collateral.

The collateral that is delivered in connection with most loans consists of cash.  When the collateral delivered is cash, the Lending Agreement authorizes and instructs the Lending Agent, as agent for the Lending Fund, to invest the cash in accordance with specific guidelines provided by the Lending Fund.  Such guidelines identify (a) the particular Investment Fund and other investment vehicles, instruments and accounts, if any, in which Cash Collateral may be invested, and (b) the maximum and minimum amounts of cash or percentages of collateral that may be invested in each Investment Fund and other authorized investments.  Each Lending Fund reserves at all times the right to rescind authorization to invest in any Investment Fund.  As agent for a Lending Fund, the Lending Agent may not purchase Shares of an Investment Fund with Cash Collateral unless participation in the Program has been approved by a majority of the directors of a Lending Fund that are not “interested persons” of the Lending Fund within the meaning of Section 2(a)(19) of the 1940 Act.  Such directors also are required to evaluate the Program no less frequently than annually to determine that the investment of Cash Collateral in an Investment Fund is in the best interest of the shareholders of the Lending Fund.  In addition, the Lending Agent may not purchase Shares of any Investment Fund, as agent for a Lending Fund, unless the Lending Fund has represented to the Lending Agent that (a) its policies generally permit the Lending Fund to engage in securities lending transactions, (b) such transactions are conducted in accordance with the guidelines of the Commission and/or its staff, (c) its policies permit the Lending Fund to purchase Shares of the Investment Funds with Cash Collateral, and (d) its securities lending activities are conducted in accordance with all representations and conditions in this Application.

With respect to loans involving cash collateral, the Lending Agent is compensated for its services under the Program indirectly through the income earned on the collateral.  Pursuant to each Borrowing Agreement, the Lending Fund commits to pay the Borrower a negotiated return on the collateral for the term of the loan (the “Borrower’s Rebate”).  The return on the Lending Fund’s investment of the Cash Collateral during the term of the loan is intended to satisfy that commitment.  The difference between the Borrower’s Rebate and the actual return on the investment of the collateral is divided between the Lending Fund and Lending Agent in accordance with the terms of the Lending Agreement.  The Lending Fund always is responsible for making payment in full to the Borrower of the Borrower’s Rebate.  In the case of collateral other than cash, the Borrower will pay a loan fee to the Lending Fund.  The amount of the loan fee is divided between the Lending Fund and the Lending Agent in accordance with the terms of the Lending Agreement.  Each of the difference between the Borrower’s Rebate and the actual return on investment of the collateral, in the case of Cash Collateral, and the amount of the loan fee, in the case of non-cash collateral, shall be referred to in this Application as “Securities Lending Revenue.”

The purpose of the Program is to give the Lending Funds the opportunity to capture greater returns for their shareholders at lower transaction costs than they otherwise might be able to achieve by making alternative uses of the Cash Collateral.  Relative to investment methods that would require each Lending Fund to establish its own cash and securities accounts, the Program’s collective investment method provides economies of scale that maximize investment opportunities, facilitate management and liquidity and minimize investment and administrative costs.  In addition, the Program provides Lending Funds with opportunities to minimize investment credit and interest rate risks through diversification and lessen the impact of cash flow volatility.

IV.  PROPOSED RELIEF REGARDING LENDING AGENT FEES

A.           The Applicants request an order in accordance with Section 17(d) of the 1940 Act and Rule 17d-1 thereunder permitting the Other Lending Funds to pay, and a Lending Agent to accept, fees based on a share of the Securities Lending Revenue.

B.           Applicable Law.  Section 17(d) of the 1940 Act and Rule 17d-1 thereunder make it unlawful for any affiliated person of, or principal underwriter for, a registered investment company, or any affiliated person of such person or principal underwriter, acting as principal, to participate in, or effect any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan, in which such investment company is a joint participant, unless an application regarding such joint enterprise or other joint arrangement or profit-sharing plan has been filed with the Commission and an order with respect thereto has been granted by the Commission.  Rule 17d-1 provides that, in passing upon any such application, the Commission will consider whether the participation of such registered investment company in such joint enterprise or joint arrangement or profit-sharing plan is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of the other participants.

Under Rule 17d-1, “joint enterprise or other joint arrangement or profit-sharing plan” means any written or oral plan, contract, authorization or arrangement, or any practice of understanding concerning an enterprise or undertaking whereby a registered investment company and any affiliated person of such registered investment company or any affiliated person of such person, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking.  The staff of the Commission stated in Norwest Bank that the mere provision of services to an investment company by an affiliated person, without more, does not establish a joint enterprise or other joint arrangement or profit-sharing plan.  By implication, however, the staff indicated in Norwest Bank that a lending agent arrangement between an investment company and an affiliated person of such investment company under which compensation is based on a share of the revenue generated by the lending agent’s efforts may be a “joint enterprise or other joint arrangement or profit sharing plan.” For the reasons set forth below, the Applicants seek relief to permit a Lending Agent to receive either a pre-negotiated percentage of the loan fee or a percentage of the Securities Lending Revenue generated by an Other Lending Fund’s participation in the Program.

It is possible that the provisions of Section 17(d) of the 1940 Act and Rule 17d-1 thereunder could, under certain circumstances, operate to prohibit a Lending Agent from receiving a percentage of the revenue generated through the participation of the Other Lending Funds in the Program.  First, it is anticipated that the Other Lending Funds will utilize Shares as an investment option for Cash Collateral received in connection with securities lending transactions.  Section (2)(a)(3)(B) of the 1940 Act states that one person is an affiliated person of another person if the other person owns, controls or has the power to vote 5% or more of the issuer’s voting securities.  To the extent that a particular Other Lending Fund acquires 5% or more of the Shares of an Investment Fund, that Investment Fund would be an affiliated person of that Other Lending Fund pursuant to Section 2(a)(3)(B) of the 1940 Act.  As stated above, the Adviser, because it serves as the investment adviser to each Investment Fund, is an affiliated person of each Investment Fund pursuant to Section 2(a)(3)(E) of the 1940 Act and, therefore, the Adviser would be an affiliated person of an affiliated person of the Other Lending Fund.  Therefore, relief is sought in this Application from the potential application of Section 17 and Rule 17d-1 to Other Lending Funds and the Lending Agent.

The Applicants submit that payment and receipt of such fees is not inconsistent with the basic policy underlying Section 17(d).  The basic policy underlying Section 17(d) is to prevent affiliates of investment companies from taking advantage of their relationship and to otherwise regulate potential conflicts of interest between an investment company and its affiliates.

The affiliation of the Other Lending Funds with a Lending Agent under these circumstances does not arise by reason of any investment advisory or other relationship involving the Lending Agent, on the one hand, and the Other Lending Funds, on the other hand.  Rather, those affiliations arise solely as a result of investments contemplated under the Program.  Each Other Lending Fund has its own investment adviser that is not an affiliated person or affiliated person of an affiliated person of the Lending Agent.  Any fee arrangements between a Lending Agent and an Other Lending Fund with respect to the Program will be the product of arms length bargaining.  Thus, we do not believe that the policy concerns of Section 17(d) or Rule 17d-1 thereunder are implicated by the payment of lending agent fees by the Other Lending Funds to the Lending Agent.

C.           Precedent.  The Applicants note that the requested relief is consistent with previous orders issued by the Commission that permitted investment companies to employ an affiliated person or an affiliated person of an affiliated person as lending agent and to pay the lending agent a percentage of the revenue generated by each lender’s participation in the securities lending program.  See, e.g., The Infinity Mutual Funds, Inc. (812-11134), Investment Company Act Release No. 23734 (March 9, 1999) (order) and Investment Company Act Release No. 23688 (February 10, 1999) (notice); The Victory Portfolios, Inc. (812-10916), Investment Company Act Release No. 23700 (Feb. 10, 1999) (order) and Investment Company Act Release No. 23662 (notice); State Street Bank and Trust Company, et al. (812-10912), Investment Company Act Release No. 23441 (Sept. 22, 1998) (order) and Investment Company Act Release No. 23418 (Aug. 27, 1998) (notice); Compass Capital Funds, et al. (812-10444), Investment Company Act Release No. 22725 (June 24, 1997) (order) and Investment Company Act Release No. 22693 (May 29, 1997) (notice); PaineWebber America Fund, et al. (812-10200), Investment Company Act Release No. 22594 (April 1, 1997)(order) and Investment Company Act Release No. 22541 (March 4, 1997) (notice); First American Investment Funds, Inc., et al. (812-10216), Investment Company Act Release No. 22245 (September 24, 1996) (order) and Investment Company Act Release No. 22181 (August 28, 1996) (notice);  Asia Tigers Fund, Inc., et al. (812-9516), Investment Company Act Release No. 21950 (May 10, 1996) (order) and Investment Company Act Release No. 21878 (April 9, 1996) (notice).

V.  PROPOSED RELIEF UNDER SECTION 6(c), 17(b) AND 17(d) AND RULE 17d-1 REGARDING INVESTMENT IN THE INVESTMENT FUNDS

A.           The Applicants apply for an order (a) pursuant to Sections 6(c) and 17(b) of the 1940 Act exempting the Investment Funds and the Lending Funds from Sections 17(a)(1) and 17(a)(2) of the 1940 Act to permit the Investment Funds to sell Shares to and redeem Shares of an Investment Fund from the Lending Funds in connection with the investment of Cash Collateral and (b) pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder to permit the Investment Funds, the Lending Agent and the Lending Funds to effect certain transactions incident to investments in such Shares, as proposed in this Application.

B.           Applicable Law.  When a Lending Fund engages in a securities lending transaction, an issue arises with respect to the extent to which the 1940 Act and the rules thereunder apply with respect to collateral received in connection with the underlying loan.  For purposes of this Application, it is assumed, without conceding, that the collateral received in connection with a securities loan is an asset of the Lending Fund and, therefore, that the investment of cash received by the Lending Agent as collateral for a Lending Fund is subject to the requirements of the 1940 Act and the rules thereunder.

1.      Sections 17(a)(1) and 17(a)(2) of the 1940 Act provide in substance that it is unlawful for any affiliated person of a registered investment company, or any affiliated person of such an affiliated person, acting as principal, to sell any security to, or purchase any security from, such registered investment company.

Section 17(b) of the 1940 Act provides, in substance, that the Commission shall issue an order of exemption from Section 17(a) if (1) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, (2) the proposed transaction is consistent with the policy of each registered investment company concerned, and (3) the proposed transaction is consistent with the general purposes of the 1940 Act.

Assuming for purposes of this Application that the Cash Collateral posted by the Borrowers in connection with securities lending transactions is the property of the Lending Funds, the sale of Shares to the Lending Funds, and the redemption of such Shares, could be prohibited under Section 17(a) unless the requirements of Section 17(b) are satisfied.

The Adviser may be deemed to control each Investment Fund because it serves as an investment adviser to each Investment Fund, although the Applicants do not concede that such control exists.  See, e.g., Lazard Freres Asset Management, SEC No-Action Letter n.2 (January 10, 1997).  Accordingly, each Investment Fund may be deemed to be an affiliated person of the Adviser pursuant to Section 2(a)(3)(C) of the 1940 Act.  The Adviser, which also serves as investment adviser to each Affiliated Lending Fund, also may be deemed to control each Affiliated Lending Fund for which it so serves, and therefore each Investment Fund and each Affiliated Lending Fund may be deemed to be under common control and thus, pursuant to Section 2(a)(3)(C) of the 1940 Act, each Investment Fund may be deemed to be an affiliated person of each Affiliated Lending Fund.  Thus, any sale by an Investment Fund of its Shares to an Affiliated Lending Fund would violate Section 17(a)(1) as a sale of a security to a registered investment company by an affiliated person, and any purchase by an Investment Fund of its Shares from an Affiliated Lending Fund would violate Section 17(a)(2) as a purchase of a security from a registered investment company by an affiliated person.

In addition, if one or more other portfolio series of a registered investment company are Other Lending Funds that are deemed to be under common control with the Affiliated Lending Fund, the Affiliated Lending Fund would be an affiliated person of each such Other Lending Fund and each Investment Fund would be an affiliated person of an affiliated person of the Other Lending Fund.  Thus, any sale by an Investment Fund of its Shares to such Other Lending Fund would violate Section 17(a)(1) as a sale of a security to a registered investment company by an affiliated person of an affiliated person, and any purchase by an Investment Fund of its Shares from such an Other Lending Fund would violate Section 17(a)(2) as a purchase of a security from a registered investment company by an affiliated person of an affiliated person.

Similarly, if any Other Lending Fund acquires 5% or more of an Investment Fund’s securities, pursuant to Section 2(a)(3)(B), the Investment Fund may be deemed to be an affiliated person of the Other Lending Fund.  Thus, any sale by an Investment Fund of its Shares to the Other Lending Fund would violate Section 17(a)(1) as a sale of a security to a registered investment company by an affiliated person, and any purchase by an Investment Fund of its Shares from the Other Lending Fund would violate Section 17(a)(2) as a purchase of a security from a registered investment company by an affiliated person.

Thus, in a variety of circumstances, each Investment Fund may be prohibited pursuant to Section 17(a) of the 1940 Act from selling its Shares to, and redeeming its Shares from, one or more of such Lending Funds.

Section 17(a) of the 1940 Act was enacted among other reasons to prevent affiliated persons of an investment company from using their influence or control to sell securities or other property to the investment company at a price higher than the fair market value.  Section 17(a) is designed to prevent overreaching on the part of the affiliated person and to ensure that all transactions between the affiliated person and the investment company are on an arm’s-length basis.  Section 17(b) of the 1940 Act provides that the Commission may, upon application, grant an order of exemption for a particular transaction from the provisions of Section 17(a) if evidence establishes that the terms of the proposed transaction are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transaction is consistent with the policy of each registered investment company concerned and with the general purposes of the 1940 Act.

The Applicants respectfully submit that for the following reasons the terms of the proposed transactions regarding the purchase of Shares of an Investment Fund, as they relate to the respective Lending Funds, are reasonable and fair and consistent with the general purposes of the 1940 Act as well as with the policies of the respective Lending Funds.  For the same reasons, the Applicants believe that the proposed transactions are in the best interests of the Lending Funds and their shareholders.

A Lending Fund will be permitted to invest its Cash Collateral in an Investment Fund only if that Investment Fund invests in instruments that the Lending Fund has previously determined are an acceptable medium for the investment of Cash Collateral.

Permitting the Lending Funds to invest Cash Collateral in an Investment Fund enables them to invest in an investment company with fees that will be low relative to the fees that could be expected to be charged by other registered investment companies with investment policies comparable to the Investment Funds that might otherwise be used for the investment of Cash Collateral.  The Lending Funds also will be treated like any other shareholders in the Investment Fund.  In particular, the Lending Funds will purchase and redeem Shares at net asset value, on the same basis as Shares are purchased and redeemed by all other shareholders of the Investment Fund.  Moreover, Shares will not be subject to any sales load, redemption fee or asset-based sales charge or service fee.

The Applicants are also seeking relief pursuant to Section 6(c) of the 1940 Act to the extent necessary to permit the investment of Cash Collateral in Shares of the Investment Funds as proposed in this Application because Section 17(b) of the 1940 Act could be interpreted to exempt only a single transaction.4  Under Section 6(c) of the 1940 Act the Commission may exempt any person or transaction from any provision of the 1940 Act or any rule or regulation thereunder “if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions” of the 1940 Act.

2.      Section 17(d) of the 1940 Act and Rule 17d-1 thereunder make it unlawful for any affiliated person of a registered investment company, or any affiliated person of such person, acting as principal, to participate in, or effect any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan, in which such investment company is a joint participant, unless an application regarding such joint enterprise or other joint arrangement or profit-sharing plan has been filed with the Commission and an order with respect thereto has been granted by the Commission.  Rule 17d-1 provides that, in passing upon any such application, the Commission will consider whether the participation of such registered investment company in such joint enterprise or joint arrangement or profit-sharing plan is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of the other participants.

Again, assuming that Cash Collateral posted by the Borrowers is the property of the Lending Funds, then the Affiliated Lending Funds, the Other Lending Funds, the Adviser (by managing the portfolio securities of the Affiliated Lending Funds and the Investment Funds at the same time that the

4 See Keystone Custodian Funds Inc., 21 S.E.C. 295 (1945).

Affiliated Lending Funds’ Cash Collateral is invested in Shares of an Investment Fund), the Lending Agent (by acting as lending agent, investing Cash Collateral in Shares of an Investment Fund and receiving a portion of the revenue generated by securities lending transactions) and an Investment Fund (by selling Shares to and redeeming them from the Lending Funds) could be deemed to be participants in a joint enterprise or arrangement within the meaning of Section 17(d) of the 1940 Act and Rule 17d-1 thereunder.

The Lending Funds will invest in Shares of an Investment Fund on the same basis as any other shareholder.  All investors in such Shares will be subject to the same eligibility requirements imposed by the Investment Fund; all such Shares will be priced in the same manner and will be redeemable under the same terms.  Additionally, due to the lower expenses incurred by the Investment Fund, investing Cash Collateral in the Fund is expected to offer returns to the Lending Funds superior to those that could be attained by investing in other types of registered investment companies, whether affiliated or unaffiliated, while still offering the benefits of liquidity, diversity and quality of investments.

It is respectfully submitted that the investment in Shares of the Investment Fund as proposed herein is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes intended by the policies and provisions of the 1940 Act for the reasons discussed above.

C.           Precedent.  In several orders, the Commission has granted relief from Sections 17(a)(1) and 17(a)(2) and 17(d) of the 1940 Act and Rule 17d-1 thereunder in order to permit a registered investment company to invest cash collateral held in connection with its securities lending transactions in shares of an affiliated collective investment vehicle.  See, e.g., Bear Stearns Funds, Inc. et al. (812-12214), Investment Company Act Release No. 25527 (April 16, 2002) (order) and Investment Company Act Release No. 25467 (March 20, 2002) (notice); The Dreyfus Fund Incorporated, et al. (812-12084), Investment Company Act Release No. 25141 (August 28, 2001) (order) and Investment Company Act Release No. 25099 (August 2, 2001) notice; Northern Institutional Funds (812-12126), Investment Company Act Release No. 25097 (August 1, 2001) (order) and Investment Company Act Release No. 25060 (July 11, 2001) (notice); In the Matter of the Infinity Mutual Funds, Inc. (812-11134), Investment Company Act Release No. 23734 (March 9, 1999) (order) and Investment Company Act Release No. 23688 (February 10, 1999) (notice); State Street Bank and Trust Company (812-10912), Investment Company Act Release No. 23441 (September 22, 1998) (order) and Investment Company Act Release No. 23418 (August 27, 1998) (notice); Compass Capital Funds (812-10444), Investment Company Act Release No. 22725 (June 24, 1997) (order) and Investment Company Act Release No. 22693 (May 29, 1997) (notice).

VI.  PROPOSED RELIEF REGARDING TRANSACTIONS WITH
OTHER LENDING FUNDS

A.           The Applicants apply for an order pursuant to Sections 6(c) and 17(b) of the 1940 Act exempting M&I Entities and the Other Lending Funds from the provisions of Sections 17(a)(1), 17(a)(2) and 17(e) of the 1940 Act to permit any M&I Entity to (i) engage in principal transactions in securities and other property with the Other Lending Funds, irrespective of any affiliation that may arise solely because of an investment by the Other Lending Funds in Shares of any Investment Fund and (ii) receive fees or commissions from the Other Lending Funds for acting as a broker or agent in connection with the purchase or sale of securities for the Other Lending Funds, irrespective of any affiliation that may arise solely because of an investment by the Other Lending Funds in Shares of any Investment Fund.

B.           Applicable Law.  For the reasons set forth herein, the Applicants believe that it is in the best interests of the public and consistent with the protection of investors and the purposes intended by the policies and provisions of the 1940 Act to permit the continuation of existing or future trading relationships between the M&I Entities, on the one hand, and the Other Lending Funds, on the other hand.

1.      As stated above, Sections 17(a)(1) and 17(a)(2) of the 1940 Act make it unlawful, in substance, for any affiliated person of a registered investment company, or an affiliated person of such a person, acting as principal, to sell any security to, or purchase any security from, that investment company.  Also as stated above, Section 17(b) of the 1940 Act provides that notwithstanding Section 17(a) the Commission shall issue an order exempting a proposed transaction from Section 17(a) if evidence establishes that (a) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, (b) the proposed transaction is consistent with the policy of each registered investment company concerned, and (c) the proposed transaction is consistent with the general purposes of the 1940 Act.

To the extent that a particular Other Lending Fund acquires 5% or more of the securities of an Investment Fund, that Investment Fund would be an affiliated person of that Other Lending Fund pursuant to Section 2(a)(3)(B) of the 1940 Act.  The Adviser, because it serves as the investment adviser to each of the Investment Funds, is an affiliated person of each Investment Fund pursuant to Section 2(a)(3)(E) and, therefore, the Adviser would be an affiliated person of an affiliated person of the Other Lending Fund.

In addition, the Adviser also may be deemed to control each Investment Fund because it serves as an investment adviser to each Investment Fund, although the Applicants do not concede that such control exists.  Similarly, M&I Corp., which controls the Adviser, may be deemed indirectly to control each Investment Fund.  It follows that each M&I Entity, which also is controlled by M&I Corp., may be deemed to be under common control with each Investment Fund, and therefore, pursuant to Section 2(a)(3)(C) of the 1940 Act, each M&I Entity could be an affiliated person of each Investment Fund because it is under common control with the Adviser.  If, pursuant to Section 2(a)(3)(B) of the 1940 Act, an Investment Fund would become an affiliated person of the Other Lending Fund through the acquisition of 5% or more of the securities of an Investment Fund by the Other Lending Fund, each M&I Entity would be deemed to be an affiliated person of an affiliated person of such Other Lending Fund.

If each M&I Entity that is an affiliated person of an Investment Fund is an affiliated person of an affiliated person of one or more of the Other Lending Funds, the provisions of Sections 17(a)(1) and 17(a)(2) could prohibit a M&I Entity from selling securities or property to or purchasing securities or property from those Other Lending Funds on a principal basis.  It is submitted that an Other Lending Fund’s participation in the Program and the Investment Funds are not a basis in and of themselves to alter any existing or future trading relationships between the M&I Entities, on the one hand, and the Other Lending Funds, on the other hand.

The M&I Entities seek relief from the potential application of Section 17(a)(1) and 17(a)(2) to the M&I Entities so that the M&I Entities may continue to purchase securities or property from, or sell securities or property to, any Other Lending Funds that may acquire 5% or more of the securities of an Investment Fund.

In addition, the M&I Entities are also seeking relief pursuant to Section 6(c) of the 1940 Act to the extent necessary because Section 17(b) of the 1940 Act could be interpreted to exempt only a single transaction.  Under Section 6(c), the Commission may exempt any person or transaction from any provisions of the 1940 Act or of any rule or regulation thereunder, “if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purpose fairly intended by the policy and provisions” of the 1940 Act.  For the reasons discussed below, it is submitted that the principal transactions between the M&I Entities, on the one hand, and the Other Lending Funds, on the other hand, meet the standards of Sections 17(b) and 6(c) and will continue to meet those standards where an Other Lending Fund acquires 5% or more of the securities of an Investment Fund.

It is submitted that no element of self-dealing would be involved in the principal transactions between an M&I Entity and an Other Lending Fund.  In each instance, no M&I Entity has any influence over the decisions made by any Other Lending Fund.  Each Other Lending Fund has its own investment adviser that is not an affiliated person or affiliated person of an affiliated person of any M&I Entity and that, in economic reality, may be a competitor of M&I Trust (or the M&I Entity involved).  It is submitted that each transaction between an Other Lending Fund and an M&I Entity would therefore be the product of arms-length bargaining.  Moreover, it would be reasonable to conclude that the consideration to be paid to or received by the Other Lending Funds in connection with a principal transaction with an M&I Entity will be reasonable and fair because the interests of the Other Lending Funds’ investment advisers are solely and directly aligned with those of the Other Lending Funds (to which the advisers have fiduciary responsibilities).

The Applicants respectfully request that the Commission issue an order pursuant to Sections 6(c) and 17(b) of the 1940 Act, exempting the M&I Entities from the provisions of Sections 17(a)(1) and 17(a)(2) of the 1940 Act, to the extent necessary, to permit the M&I Entities to engage in principal transactions in securities and other property with the Other Lending Funds.

2.      Section 17(e)(1) of the 1940 Act makes it unlawful, in relevant part, for any affiliated person of a registered investment company, or any affiliated person of such person, when acting as agent, to accept from any source compensation for the purchase or sale of any securities or property to or for such registered company except in the course of such person’s business as an underwriter or broker.  Section 17(e)(2) of the 1940 Act makes it unlawful, in relevant part, for any affiliated person of a registered investment company, or an affiliated person of such person, acting as broker in connection with the sale of securities to or by that registered company, to receive from any source a commission for effecting the transaction that exceeds (a) the “usual and customary broker’s commission” if the sale is effected on a securities exchange, or (b) 2% of the sales price if the sale is effected in connection with a secondary distribution of such securities or (c) 1% of the purchase or sale price of such securities if the sale is otherwise effected.

It should be noted that any M&I Entity which becomes affiliated with an Other Lending Fund through an Investment Fund, but which is a “bank” pursuant to Section 2(a)(5) of the 1940 Act, could be prohibited from acting in a brokerage or similar capacity for the Other Lending Fund.  Specifically, and as noted above, Section 17(e)(1) excepts a “broker” from the limitations set forth in its provisions.  However, “banks” are specifically excluded from the definition of “broker” in Section 2(a)(6) of the 1940 Act, and thus arguably not covered by the exception contained in Section 17(e)(1) to the extent acting in a brokerage capacity.  With respect to the limitations on brokerage commissions contained in Section 17(e)(2), the safe harbor provisions under the Section as a technical matter may not be available to a “bank,” because the provisions apply to “brokers.”

M&I Entities that qualify as “brokers” under the 1940 Act could rely on Rule 17e-1 in effecting transactions for Other Lending Funds.  Rule 17e-1 under the 1940 Act provides that, for purposes of Section 17(e)(2)(A), a commission shall be deemed as not exceeding the “usual and customary broker’s commission” if certain specified procedures are followed.  These procedures include the requirement in Rule 17e-1(b)(3) that a registered investment company’s board of directors or trustees, including a majority of the non-interested directors, determines, no less frequently than quarterly, that all transactions effected pursuant to the Rule comply with procedures reasonably designed to provide that the brokerage commission is consistent with the standards set forth in the Rule.  Rule 17e-1 provides a safe harbor from the prohibition contained in Section 17(e)(2)(A).  It is submitted that while the safe harbor contained in Rule 17e-1 might be available to the Other Lending Funds, compliance by the Other Lending Funds with certain of Rule 17e-1’s provisions is unnecessary and unduly burdensome, particularly given the fact that the affiliation between the Other Lending Funds and the M&I Entities is a technical one, arising solely because of the investment by an Other Lending Fund in 5% or more of the Shares of an Investment Fund.5  In particular, as the Commission recognized in adopting Rule 12d1-1, the quarterly board review requirements of Rule 17e-1(b)(3) and the related recordkeeping requirements of Rule 17e-1(d)(2) are not necessary to protect registered investment companies in the situation described above.6

It is submitted that Section 17(e) was designed to address the concern raised in Section 1(b)(2) of the 1940 Act, where Congress determined that the national public interest and the interests of investors are adversely affected when investment companies are organized, operated, managed, or their portfolio securities are selected, in the interests of their affiliates, or of brokers, dealers or underwriters.  It is further submitted that Congress, in fashioning Section 17(e), sought to eliminate any risk of self-dealing.  In fashioning Section 17(e)(2), Congress intended that a broker affiliated with a registered investment company receive no more than the ordinary stock exchange brokerage commission, not to outright prohibit brokerage commissions, or to exclude entities that effectively are acting in a brokerage capacity from the safe harbor provided in the 1940 Act.  Moreover, no legislative purpose would be served if M&I Entities that qualify as “banks” were unable to provide brokerage services to Other Lending Funds due to the provisions of Section 17(e)(1).

Brokerage or similar transactions by an M&I Entity for Other Lending Funds raise no possibility of self-dealing or any concern that these Other Lending Funds would be managed in the interest of the M&I Entity.  In each instance, no M&I Entity would have any influence over the decisions made by the Other Lending Fund.  Each Other Lending Fund has its own investment adviser or sub-adviser that is not an affiliated person of any M&I Entity and that, in economic reality, may be a competitor of the M&I Entity involved.  It is submitted that each transaction between an Other Lending Fund and an M&I Entity would therefore be a product of arm’s-length bargaining.  The adviser or sub-adviser to an Other Lending Fund would have no interest in benefiting any M&I Entity at the expense of that Other Lending Fund.

Applicants respectfully request relief under Section 6(c) from the potential application of Section 17(e)(1), solely to the extent that a M&I Entity may not meet the definition of broker under the 1940 Act, and Section 17(e)(2), to the extent necessary to permit M&I Entities to receive fees or commissions for acting as broker or agent in connection with the purchase or sale of securities for any Other Lending Fund for which a M&I Entity becomes an affiliated person of an affiliated person solely because of the investment by the Other Lending Fund in Shares of an Investment Fund, provided that any such M&I Entity complies with the provisions of Rule 17e-1 other than Rule 17e-1(b)(3) and Rule 17e-1(d)(2).  For the reasons discussed above, it is submitted that the proposal meets the Section 6(c) standard.

C.           Precedent.  The Commission has granted exemptions from Section 17(a) of the 1940 Act where, as in the case of this Application, the relative risk of self-dealing presented by the circumstances under which relief was requested was low.  See In the Matter of Northern Institutional Funds (812-12126), Investment Company Act Release No. 25097 (August 1, 2001) (order) and Investment Company Act Release No. 25060 (July 11, 2001) (notice); State Street Bank and Trust Company (812-10912),

5 Rule 12d1-1 under the 1940 Act provides that a broker that is an affiliated person of an affiliated person of a registered investment company that is a money market fund may accept a fee for the sale of securities of that registered investment company without complying with Rule 17e-1(b)(3) and Rule 17e-1(d)(2).

6 “We believe that it is unlikely that a broker-dealer would be in a position to take advantage of a fund merely because that fund owned a position in a money market fund affiliated with the broker-dealer.” SEC Release No. IC-27399 (June 27, 2006).  For the reasons described herein, we respectfully submit that the same reasoning should apply with respect to the Investment Funds.

Investment Company Act Release No. 23441 (September 22, 1998) (order) and Investment Company Act Release No. 23418 (August 27, 1998) (notice); Paine Webber America Fund, et al. (812-10620), Investment Company Act Release No. 23322 (July 21, 1998) (order) and Investment Company Act Release No. 23284 (June 24, 1998) (notice); Compass Capital Funds (812-10444), Investment Company Act Release No. 22725 (June 24, 1997) (order) and Investment Company Act Release No. 22693 (May 29, 1997) (notice).  The Commission has granted relief, for example, to permit transactions between registered investment companies and entities that are affiliated due to ownership of at least 5% of a fund’s securities.  See, e.g., Alex, Brown Cash Reserve Fund, Inc. (812-9568), Investment Company Act Release No. 21394 (Oct. 4, 1995) (order) and Investment Company Act Release No. 21342 (September 14, 1995) (notice); Goldman Sachs Money Market Trust (812-8950), Investment Company Act Release No. 21390 (Oct. 3, 1995) (order) and Investment Company Act Release No. 21340 (September 14, 1995) (notice).

The Commission also has granted exemptive relief from Section 17(e) to permit brokerage transactions without compliance with the requirements of Section 17(e) and certain provisions of Rule 17e-1.  See State Street Bank and Trust Company (812-10912), Investment Company Act Release No. 23441 (September 22, 1998) (order) and Investment Company Act No. 23418 (August 27, 1998) (notice).  In addition, as noted above, the Commission in 2006 adopted Rule 12d1-1, which provides that a broker that is an affiliated person of an affiliated person of a registered investment company may accept a fee for the sale of securities of that registered investment company without complying with Rule 17e-1(b)(3) and Rule 17e-1(d)(2).

VII.  CONDITIONS

The Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

A.           The securities lending program of each Lending Fund, including the investment of Cash Collateral, will comply with all present and future guidelines of the Commission and the staff regarding securities lending arrangements.

B.           No Lending Fund will purchase Shares of any Investment Fund unless participation in the Program has been approved by a majority of directors or trustees of the Lending Fund, including a majority of the non-interested directors.  Such directors or trustees of each Lending Fund, including the non-interested directors, also will evaluate the Program no less frequently than annually and determine that investing Cash Collateral in the Investment Fund is in the best interests of the shareholders of the Lending Fund.

C.           Investment in Shares of an Investment Fund by a particular Lending Fund will be consistent with the Lending Fund’s investment objectives and policies.  A Lending Fund’s Cash Collateral will be invested in a particular Investment Fund only if the Lending Fund has approved that Investment Fund for investment and if that Investment Fund invests in the types of instruments that the Lending Fund has authorized for the investment of its Cash Collateral.

D.           Shares of any Investment Fund will not be subject to a sales charge or service fee, as defined in Rule 2830(6)(8) and (9), respectively, of the NASD Conduct Rules of FINRA.

E.           No Investment Fund may invest in shares of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act, other than as permitted by Rule 12d1-1 under the 1940 Act.

VIII.  AUTHORIZATION

Pursuant to Rule 0-2(c)(1) under the 1940 Act, the Applicants state that under the provisions of their respective articles of incorporation, or declaration of trust, as the case may be, and bylaws, responsibility for the management of the affairs and business of the Applicants is vested with their respective boards of directors or similar governing body.  The execution and filing of the Application in the name and on behalf of the Applicants is in compliance with all applicable requirements.  The verification required by Rule 0-2(d) is attached hereto as Exhibit A.  The resolutions authorizing the filing of this Application and any amendment are attached hereto as Exhibit B.

Pursuant to Rule 0-2(f), the Applicants each state that all communications concerning this Application should be directed to:

Angela L. Pingel
Marshall Funds, Inc.
M&I Special Institutional Funds, Inc.
111 East Kilbourn Avenue, Suite 200
Milwaukee, Wisconsin 53202

With copies to:	Maureen A. Miller, Esq.
Vedder Price P.C.
222 North LaSalle Street
Chicago, IL 60601

It is desired that the Commission issue an order pursuant to Rule 0-5 without holding a hearing.

Pursuant to the requirements of the Investment Company Act of 1940, the Applicants have caused this Application to be duly signed on the 2nd day of February, 2010.

MARSHALL FUNDS, INC. By: /s/ John M. Blaser Name: John M. Blaser Title: President
M&I SPECIAL INSTITUTIONAL FUNDS, INC. By: /s/ Angela L. Pingel Name: Angela L. Pingel Title: Secretary
MARSHALL & ILSLEY TRUST COMPANY N.A. By: /s/ Gayle Robinson Name: Gayle Robinson Title: Senior Vice President & General Counsel
M&I INVESTMENT MANAGEMENT CORP. By: /s/ Tommy O. Huie Name: Tommy O. Huie Title: President

EXHIBIT A-1
Verification

The undersigned states that he has duly executed the attached Application dated February 2, 2010 for and on behalf of Marshall Funds, Inc., a Wisconsin corporation, that he is the President of Marshall Funds, Inc., and that all actions by shareholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information, and belief.

/s/ John M. Blaser Name: John M. Blaser

EXHIBIT A-2

Verification

The undersigned states that she has duly executed the attached Application dated February 2, 2010 for and on behalf of M&I Special Institutional Funds, Inc., that she is the Secretary of M&I Special Institutional Funds, Inc., and that all actions by shareholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information, and belief.

/s/ Angela L. Pingel Name: Angela L. Pingel

EXHIBIT A-3

Verification

The undersigned states that she has duly executed the attached Application dated February 2, 2010 for and on behalf of Marshall & Ilsley Trust Company N.A., a Wisconsin trust company, that she is the Senior Vice President & General Counsel of Marshall & Ilsley Trust Company N.A., and that all actions by shareholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information, and belief.

/s/ Gayle Robinson Name: Gayle Robinson

EXHIBIT A-4

Verification

The undersigned states that he has duly executed the attached Application dated February 2, 2010 for and on behalf of M&I Investment Management Corp., that he is the President of M&I Investment Management Corp., and that all actions by shareholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information, and belief.

/s/ Tommy O. Huie Name: Tommy O. Huie

EXHIBIT B

A.	MARSHALL FUNDS, INC. and M&I SPECIAL INSTITUTIONAL FUNDS, INC.

In accordance with Rule 0-2(c) under the 1940 Act, Marshall Funds, Inc. and M&I Special Institutional Funds, Inc. state that all actions necessary to authorize the execution and filing of this Application on their behalf have been taken, and the persons signing and filing this document on their behalf are authorized to do so.  John M. Blaser, President of Marshall Funds, Inc., and Angela L. Pingel, Secretary of M&I Special Institutional Funds, Inc., is each authorized to sign and file this document on behalf of Marshall Funds, Inc. and M&I Special Institutional Funds, Inc., respectively, pursuant to the following resolutions adopted by the Board of Directors of Marshall Funds, Inc. and M&I Special Institutional Funds, Inc. on May 6, 2009:

RESOLVED, that the Board of Directors of Marshall Funds, Inc. and M&I Special Institutional Funds, Inc. hereby authorizes the filing with the SEC of an application for an order of exemption pursuant to Sections 6(c), 17(b) and 17(d) under the 1940 Act, and Rule 17d-1 thereunder, relating to relief from Sections 17(a), 17(d) and 17(e) of the 1940 Act and Rule 17d-1 thereunder; and

FURTHER RESOLVED, that the officers of Marshall Funds, Inc. and M&I Special Institutional Funds, Inc. are hereby authorized and directed on behalf Marshall Funds, Inc. and M&I Special Institutional Funds, Inc. to take all actions deemed necessary or desirable in their judgment and discretion to carry out the foregoing resolution, including filing any further amendments to the application for the order.

B.           MARSHALL & ILSLEY TRUST COMPANY N.A.

In accordance with Rule 0-2(c) under the 1940 Act, Marshall & Ilsley Trust Company N.A. states that all actions necessary to authorize the execution and filing of this Application on its behalf have been taken, and the person signing and filing this document on its behalf is authorized to do so.  Gayle Robinson, Senior Vice President & General Counsel of Marshall & Ilsley Trust Company N.A., is authorized to sign and file this document on behalf of Marshall & Ilsley Trust Company N.A. pursuant to the following resolutions adopted by the Board of Directors of Marshall & Ilsley Trust Company N.A. on May 26, 2009:

RESOLVED, that the Board of Directors hereby authorizes the filing with the SEC of an application for an order of exemption pursuant to Sections 6(c), 17(b) and 17(d) under the 1940 Act, and Rule 17d-1 thereunder, relating to relief from Sections 17(a), 17(d) and 17(e) of the 1940 Act and Rule 17d-1 thereunder; and

FURTHER RESOLVED, that the Officers of the Company are hereby authorized and directed to take all actions deemed necessary or desirable in their judgment and discretion to carry out the foregoing resolution, including filing any further amendments to the application for the order.

C.	M&I INVESTMENT MANAGEMENT CORP.

In accordance with Rule 0-2(c) under the 1940 Act, M&I Investment Management Corp. states that all actions necessary to authorize the execution and filing of this Application on its behalf have been taken, and the person signing and filing this document on its behalf is authorized to do so.  Tommy O. Huie, President of M&I Investment Management Corp., is authorized to sign and file this document on behalf of M&I Investment Management Corp. pursuant to the following resolutions adopted by the Board of Directors of M&I Investment Management Corp. on May 26, 2009:

RESOLVED, that the Board of Directors hereby authorizes the filing with the SEC of an application for an order of exemption pursuant to Sections 6(c), 17(b) and 17(d) under the 1940 Act, and Rule 17d-1 thereunder, relating to relief from Sections 17(a), 17(d) and 17(e) of the 1940 Act and Rule 17d-1 thereunder; and

FURTHER RESOLVED, that the Officers of the Company are hereby authorized and directed to take all actions deemed necessary or desirable in their judgment and discretion to carry out the foregoing resolution, including filing any further amendments to the application for the order.